UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-43215

___________________

OceanaGold Corporation

(Translation of registrant's name into English)

Suite 1020, 400 Burrard Street

Vancouver, British Columbia V6C 3A6

Canada

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are each hereby incorporated by reference into the Registration Statement on Form S-8 of OceanaGold Corporation (File No. 333-294905).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the 3 Months Ended March 31, 2026
99.2	Management’s Discussion and Analysis for the 3 Months Ended March 31, 2026
99.3	CEO Certification of Interim Filings for the quarter ended March 31, 2026
99.4	CFO Certification of Interim Filings for the quarter ended March 31, 2026
99.5	News Release dated May 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANAGOLD CORPORATION

Date: May 6, 2026	By: /s/ Marius van Niekerk
Name: Marius van Niekerk
Title: Executive Vice President, Chief Financial Officer